UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

 Under the Securities Exchange Act of 1934

(Amendment No. 5)

Parks! America, Inc.
(Name of Issuer)
Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

701455107
(CUSIP Number)

Geoff Gannon, Andrew Kuhn Focused Compounding Capital Management, LLC 3838 Oak Lawn Ave., Suite 1000 Dallas, TX 75219 (443) 775-1227
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 28, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1	NAME OF REPORTING PERSON Focused Compounding Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
29,110,150
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
29,110,150
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,110,150
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.44%(1)
14	TYPE OF REPORTING PERSON
PN

(1)	Based upon 75,726,851 shares of common stock outstanding as of February 10, 2024, as disclosed in its Form 10-Q that was filed on February 13, 2024, by the Issuer with the Securities and Exchange Commission.

This Amendment No. 5 amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by Focused Compounding Fund, LP (“Focused Compounding,” or the “Reporting Person”) on January 28, 2020, as amended by Amendment No. 1 filed with the SEC on December 15, 2023, as further amended by Amendment No. 2 filed with the SEC on December 22, 2023, as further amended by Amendment No. 3 filed with the SEC on January 10, 2024, and as further amended by Amendment No. 4 filed with the SEC on January 30, 2024 (together, the “Schedule 13D”) with respect to the common stock, $0.001 par value per share (the “Common Shares”), of Parks! America, Inc. (the “Company”). Capitalized terms used but not defined in this Amendment No. 5 have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On February 28, 2024, Focused Compounding delivered a letter to the Issuer, offering to purchase the Issuer’s Common Shares in a private offering in the event that the Issuer decides to raise capital. The price offered for such Common Shares was a customary 10% to 20% discount from the current market price, and the purpose of the offer was to support the Issuer’s capital needs. The offer conditioned any such purchase on the negotiation and execution of definitive documentation, a waiver of the Rights Agreement, dated as of January 19, 2024 between the Company and Securities Transfer Corporation, as Rights Agent, with respect to such purchase and other customary terms, conditions and covenants and agreements.

Focused Compounding expressed concern in its letter about whether the Issuer needs additional capital, given the issuer’s disclosures that (i) as of December 31, 2023 the Company had over $3.6 million of cash and short term investments, (ii) the 2024 fiscal year capital plan anticipated spending of approximately $1.4 million, which was to be fully funded from existing cash, (iii) the Company has $800,000 of availability under its credit facility, and (iv) Todd White, the Company’s CFO, has recently publicly confirmed that the Company’s capital structure remains strong. These disclosures suggest that the Issuer’s purpose for selling securities at this time would be to dilute Focused Compounding’s voting power in future shareholder votes, including at the annual meeting scheduled for June 6, 2024 (the “Annual Meeting”).

On March 1, 2024, to prevent a significantly below market private sale of Common Shares by the Issuer, Focused Compounding filed a complaint directly and derivatively against the Issuer and its directors in the Eighth Judicial District Court of Clark County, Nevada seeking, inter alia, a temporary restraining order and preliminary injunction that would:

•	enjoin the Issuer from selling securities to a third party without first approaching Focused Compounding to determine whether it will purchase such securities on more favorable terms;

•	enjoin the Issuer from amending certain provisions of its bylaws dated as of June 12, 2012, which were filed as Exhibit 3.6 to the Issuer’s Annual Report on Form 10-K filed on December 12, 2023, relating to shareholder voting;

•	order the Issuer to restore its bylaws, and to repeal any changes, if changes have been made on or since February 26, 2024 that were not included in the Bylaws that were in effect as of June 12, 2012; and

•	enjoin the Issuer from changing the date of the Annual Meeting; or

•	as an alternative to the above, order the Issuer to refrain from making any decisions outside the ordinary course of business without first seeking leave of the Court.

On March 4, 2024, the Eighth Judicial District Court of Clark County, Nevada granted a temporary restraining order in favor of Focused Compounding, LP enjoining the defendants from:

1.	causing the Issuer to enter into any transaction regarding the issuance or sale of stock without first approaching Focused Compounding to determine whether it is willing to purchase the Issuer’s stock on terms more favorable than those offered to or considered by the Issuer;

2.	generally causing an amendment to any provision of the Issuer’s bylaws that is applicable to the Annual Meeting without first seeking leave of the court; and

3.	causing the Issuer to change the June 6, 2024 date of the Annual Meeting without first seeking leave of the court.

Unless extended by the court or by stipulation of the parties, the above temporary restraints shall remain in effect until March 15, 2024, when a hearing is scheduled to occur on whether the court will issue a preliminary injunction.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2024

FOCUSED COMPOUNDING FUND, LP
By:	/s/ Andrew Kuhn
Name: Title:	Andrew Kuhn Managing Member of General Partner

FOCUSED COMPOUNDING CAPITAL MANAGEMENT, LLC
By:	/s/ Andrew Kuhn
Name: Title:	Andrew Kuhn Managing Member

/s/ Geoff Gannon
Geoff Gannon

/s/ Andrew Kuhn
Andrew Kuhn